SECURI[illegible] 05038930 [illegible]ON
[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-52428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASANTE PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McLaren (212) 521-1472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 01 2005 PROCESSING SECTION WASH., D.C. 202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McLaren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asante Partners LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK J MANZELLA
Notary Public - State of New York
NO. 02MA6048380
Qualified in New York County
My Commission Expires 12-28-06

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASANTÉ PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ASANTÉ PARTNERS LLC

TABLE OF CONTENTS

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

Independent Auditor's Report

TO THE MEMBERS OF
ASANTÉ PARTNERS, LLC.:

We have audited the accompanying statement of financial condition of Asanté Partners LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asanté Partners LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP
Anchin, Block & Anchin LLP

New York, New York
February 7, 2005

ASANTÉ PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2004
ASSETS		
Cash and cash equivalents	$	491,868
Marketable securities - at market value		14,400
Accounts receivable		141,079
Property and equipment - at cost, less accumulated depreciation and amortization of $198,423		199,777
Prepaid expenses and other assets		14,771
Total assets	$	861,895
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Profit sharing payable	$	45,750
Deferred income taxes payable		2,282
Total liabilities		48,032
Members' equity		813,863
Total liabilities and members' equity	$	861,895

See accompanying notes to the financial statements.

ASANTÉ PARTNERS LLC

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2004
Revenue		
Advisory fees	$	1,504,312
Interest and dividends		7,103
Unrealized gain on investment		715
		1,512,130
Expenses		
Employee compensation and benefits		745,776
Rent		176,411
Travel and entertainment		216,512
Marketing		14,852
Professional fees		45,243
General and administrative		146,330
Depreciation		49,296
Charitable contributions		150
Communications		26,025
Computer		9,630
Consulting fees		48,132
Insurance		15,080
		1,493,437
Income before provision for income taxes		18,693
Provision for income taxes		11,002
Net income	$	7,691

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	YEAR ENDED DECEMBER 31, 2004
Balance - January 1	$ 1,968,747
Net income	7,691
Distributions to members	(1,162,575)
Balance - December 31	$ 813,863

ASANTÉ PARTNERS LLC

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2004
Cash flows from operating activities		
Net income	$	7,691
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation		49,296
Unrealized gain on marketable securities		(715)
Deferred income tax expense		(12,763)
Decrease in:		
Accounts receivable		649,629
Prepaid expenses and other assets		5,113
Increase (decrease) in:		
Profit sharing payable		45,750
Accounts payable and accrued expenses		(20,436)
Net cash flows provided by operating activities		723,565
Cash flows from investing activities		
Acquisition of property and equipment		(9,549)
Cash flows from financing activities		
Distributions to members		(1,162,575)
Net decrease in cash and cash equivalents		(448,559)
Cash and cash equivalents - beginning of year		940,427
Cash and cash equivalents - end of year	$	491,868

See accompanying notes to the financial statements.

1. Organization and Principal Business Activity

Asanté Partners LLC (the "Company") was formed as a limited liability company in the state of Delaware on January 27, 2000. The Company commenced operations on April 3, 2000. The Company maintains offices in New York City, New Canaan, Ct and Menlo Park, California and provides advisory services to customers principally throughout the United States.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). The Company provides investment banking and financial advisory services to clients primarily in the healthcare industry. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to ten years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the useful life or the term of the lease.

Accounts Receivable

The Company's trade accounts receivable are recorded at amounts billed to customers, and presented on the balance sheet net of allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Advisory Fees

The Company earns advisory fees for assisting clients in investment banking activities. These fees may include strategic evaluations, business advisory services and transaction fees. For revenue recognition purposes, the Company considers each of these services to be separate units of accounting. The contract specifies the fee arrangement for each unit of accounting which is recognized as services are rendered or on successful completion of a particular transaction. In some instances, the Company receives equity securities in clients as partial consideration for services rendered.

2. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are held as trading securities and are recorded at market value. Unrealized holding gains and losses from trading securities are included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

3. Income Taxes

For income tax purposes, the Company has elected to file as a partnership. As a partnership, the Company is not liable to pay Federal income taxes. The income passes through to the members. The Company is subject to California's limited liability company fee in addition to annual tax and New York City unincorporated business tax. The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes. Deferred taxes are provided for state and local temporary differences.

The income tax provision for the year was as follows:

State and local	
Current	$ 23,765
Deferred	(12,763)
	$ 11,002

The Company's effective income tax rate is higher that what would be expected if statutory rates were applied to income primarily because of New York City Alternative tax.

The total deferred tax liability is presented on the statement of financial condition.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had aggregate indebtedness of $45,750, net capital of $453,083, and a net capital requirement of $5,000. The Company's net capital ratio was 0.10 to 1.

5. Property and Equipment

The property and equipment are recorded at cost and are comprised as follows:

Equipment	$ 27,418
Computers and software	73,117
Furniture and fixtures	199,521
Art work	23,600
Leasehold Improvements	74,544
	398,200
Accumulated depreciation and amortization	198,423
Property and equipment - net	$ 199,777

6. Benefit Plan

The Company has an employee savings plan covering all employees pursuant to Section 401(k) of the Internal Revenue Code. Plan expense was approximately $45,750.

7. Lease Commitments

The Company has a non-cancelable lease with an affiliate for offices in California which was amended September 1, 2004. The Company also rents office space in New York and Connecticut on a month-to-month basis. Rent expense for the year was $176,411, which includes $104,000 to the affiliate.

The future minimum annual rental commitment for the California property, exclusive of taxes and other charges, is summarized as follows for the years ended December 31:

2005	$ 72,000
2006	72,000
2007	72,000
2008	72,000
2009	72,000
Thereafter	72,000
	$ 432,000

8. Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

8. Other Financial Information (continued)

		2004
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for income taxes was approximately	$	19,759

ASANTÉ PARTNERS LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2004
Total members' capital		$ 813,863
Other allowable credits - deferred income taxes payable		2,282
		816,145
Non-allowable assets, deductions and charges:		
Accounts receivable	$ 141,079	
Property and equipment, net	199,777	
Prepaid expenses and other assets	14,771	
Total non-allowable assets, deductions and charges		355,627
Net capital before haircuts		460,518
Haircuts on securities		5,984
Undue concentration		1,451
Net capital		453,083
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital		$ 448,083
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness in the statement of financial condition - profit-sharing payable		$ 45,750
Ratio of aggregate indebtedness to net capital		0.10 to 1

See independent auditors report.

ASANTÉ PARTNERS LLC

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

		YEAR ENDED DECEMBER 31, 2004
Net capital, as reported in Company's Part 11 unaudited Focus Report	$	450,799
Deferred income taxes payable - allowable credit		2,282
Other		2
Net capital, per report pursuant to Rule 17a - 5(d)	$	453,083

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2004

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

ASANTE´ PARTNERS, LLC.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
BY SEC RULE 17a-5

TO THE MEMBERS OF
ASANTE´ PARTNERS, LLC.:

In planning and performing our audit of the financial statements and supplemental schedules of Asante´ Partners, LLC. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Asante´ Partners, LLC. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
February 7, 2005